July 3, 2012

QMM: NYSE
AMEX
QMM: NYSE MKT
QTA: TSX
VENTURE
NR-17-12

QUATERRA FILES NI43-101-COMPLIANT TECHNICAL REPORT ON SEDAR
FOR MACARTHUR PRELIMINARY ECONOMIC ASSESSMENT

VANCOUVER, B.C.—Quaterra Resources Inc. today announced it has filed on SEDAR a Canadian National Instrument 43-101-compliant technical report for the preliminary economic assessment (PEA) of the MacArthur copper project located in Lyon County, Nevada.

The report was prepared by M3 Engineering & Technology of Tucson, Arizona, and follows the announcement of the MacArthur PEA in a news release on May 23, 2012. The technical report includes a description of the project resources, mine plan, capital costs, operating costs, metallurgy and financial analysis. There are no material differences between the technical report and the May 23 news release.

The Qualified Person for the technical report’s updated MacArthur resource estimate is Dr. Rex Bryan with Tetra Tech Inc. of Golden, Colorado. The Qualified Person for the preliminary economic assessment is Mr. Rex Henderson with M3 Engineering and Technology Corp., of Tucson, Arizona. The Qualified Person for the mining portion of the report is Herb Welhener of Independent Mining Consultants Inc., of Tucson, Arizona. The Qualified Person for the metallurgical portion of the report is Dr. Richard Jolk of Tetra Tech Inc., Golden, Colorado.

The complete NI43-101-compliant technical report is available at www.sedar.com and on the company’s website.

Quaterra Resources Inc. (NYSE MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

For more information please contact:
Thomas Patton, President and CEO	or	Lauren Stope, Manager Communications
Quaterra Resources Inc.		Quaterra Resources Inc.
604-641-2758		604-641-2746

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com.

Disclosure note
The mining terms “indicated resource” and “inferred resource” are used in this news release in accordance with Canadian regulations but are not recognized by the United States Securities and Exchange Commission. For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43-101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

A PEA should not be considered to be a pre-feasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. A PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative at this time to have the economic considerations applied to them to be categorized as Mineral Reserves. Thus, there is no certainty that the production profile concluded in the PEA will be realized. Actual results may vary, perhaps materially.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.